Exhibit 99.1

Tetraphase Announces Second Amendment to Merger Agreement with AcelRx Pharmaceuticals for Increased Consideration

WATERTOWN, Mass., May 29, 2020 — Tetraphase Pharmaceuticals, Inc. (Nasdaq:TTPH), a biopharmaceutical company focused on commercializing its novel tetracycline XERAVATM (eravacycline for injection) to treat serious and life-threatening infections, today announced that it has entered into a second amendment to the Agreement and Plan of Merger, dated March 15, 2020, as amended on May 27, 2020, to which the Company is a party with AcelRx Pharmaceuticals, Inc. (“AcelRx”) and its merger subsidiary (the “Merger Agreement”), to increase the consideration payable to Tetraphase shareholders.

Under the amended Merger Agreement, Tetraphase stockholders will receive, for each share of Tetraphase common stock, (1) $0.5872 in cash and 0.7409 of a share of AcelRx common stock, representing approximately $1.70 in upfront per share value, based on the closing price of AcelRx’s common stock as of the close of trading on May 28, 2020, in each case subject to downward adjustment in the event that the Company’s closing net cash is less than $5.0 million, and (2) one contingent value right (“CVR”), which would entitle the holders to receive potential aggregate payments of up to $16.0 million in cash upon the achievement of certain future XERAVA™ net sales milestones starting in 2021. Under the terms of the Merger Agreement prior to the second amendment, upon the consummation of the transaction, Tetraphase stockholders were entitled to receive for each share of Tetraphase common stock, (1) $0.2434 in cash and 0.7217 of a share of AcelRx common stock, in each case subject to downward adjustment in the event that the Company’s closing net cash is less than $5.0 million, and (2) one CVR, which would have entitled the holders to receive potential aggregate payments of up to $14.5 million in cash or AcelRx stock, at AcelRx’s option upon the achievement of future XERAVA™ net sales milestones starting in 2021.

AcelRx proposed the second amendment to the Merger Agreement in response to a proposal from Melinta Therapeutics, Inc. (“Melinta”), on May 27, 2020, to acquire Tetraphase for $34.0 million in cash (or $1.52 per share of Tetraphase common stock), plus an additional $16.0 million in cash potentially payable under CVRs upon the achievement of certain future XERAVA™ net sales milestones starting in 2021.

The boards of directors of Tetraphase and AcelRx have each approved the second amendment to the Merger Agreement. Tetraphase’s board of directors has determined that as a result of the second amendment to the Merger Agreement with AcelRx, Melinta’s proposal is not superior and recommends the Merger Agreement, as amended by the amendment, to its stockholders.

Based on the closing price of AcelRx stock on May 28, 2020, the total upfront consideration to be received by Tetraphase equityholders is valued at approximately $37.0 million, with approximately $18.7 million of this amount allocated to the Company’s outstanding common stock warrants. In the merger, Tetraphase stockholders would also be entitled to receive, for each share of Tetraphase common stock, one non-tradeable CVR, the holders of which will be entitled to receive potential payments of up to an additional $16.0 million in cash in the aggregate upon the achievement of net sales of XERAVA™ in the United States, payable as follows: (i) $2.5 million upon annual net sales of $20.0 million during 2021, (ii) $4.5 million upon annual net sales of $35.0 million during any year ending on or before December 31, 2024 and (iii) $9.0 million upon annual net sales of $55.0 million during any year ending on or before December 31, 2024.

The special meeting of Tetraphase’s stockholders to approve the pending transaction is scheduled for June 8, 2020. The transaction is expected to close in June 2020, subject to specified closing conditions, including Tetraphase having a minimum amount of net cash as of the closing and approval by Tetraphase stockholders. Upon the closing of the transaction, Tetraphase will become a privately held company and shares of Tetraphase’s common stock will no longer be listed on any public market. Subject to certain limited exceptions, the CVRs will be non-transferable.

Janney Montgomery Scott LLC is acting as financial advisor to Tetraphase and Wilmer Cutler Pickering Hale and Dorr LLP is acting as legal advisor.

About Tetraphase Pharmaceuticals, Inc.

Tetraphase Pharmaceuticals, Inc. is a biopharmaceutical company using its proprietary chemistry technology to develop and commercialize novel tetracyclines for serious and life-threatening conditions, including bacterial infections caused by many multidrug-resistant, or MDR, bacteria. There is a medical need for new antibiotics as resistance to existing antibiotics increases. The company’s commercial product, XERAVATM (eravacycline), a fully synthetic fluorocycline, is an intravenous, or IV, antibiotic that is approved for use as a first-line empiric monotherapy for the treatment of MDR infections, including those found in complicated intra-abdominal infections, or cIAI.

Additional Information and Where to Find it

In connection with the proposed transaction between Tetraphase and AcelRx, AcelRx filed with the Securities and Exchange Commission (the “SEC”) the Registration Statement containing a document constituting a prospectus of AcelRx and a proxy statement of Tetraphase. The Registration Statement was declared effective by the SEC on April 24, 2020, and Tetraphase commenced mailing the definitive proxy statement/prospectus to stockholders of Tetraphase on April 28, 2020. Tetraphase and AcelRx also plan to file other relevant documents with the SEC regarding the proposed transaction. Investors and security holders are urged to read the definitive proxy statement/prospectus and other relevant documents filed with the SEC carefully and in their entirety because they contain important information.

Investors and security holders can obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Tetraphase or AcelRx through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders can obtain free copies of the proxy statement/prospectus from Tetraphase by written request to Tetraphase Pharmaceuticals, Inc., 480 Arsenal Way, Watertown, Massachusetts 02472, Attn: Secretary or by calling (617) 715-3600.

No Offer or Solicitation

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor a solicitation of any vote or approval, with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Tetraphase and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Tetraphase stockholders in respect of the transactions contemplated by the AcelRx Merger Agreement. Information about Tetraphase’s directors and executive officers is included in Tetraphase’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the solicitation of proxies in respect of the transactions contemplated by the AcelRx Merger Agreement, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any registration statement, prospectus, proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Forward-Looking Statements

Statements in this press release contain various forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, those regarding the transactions contemplated by the AcelRx Merger Agreement, the expected timetable for completing the transaction with AcelRx, future financial and operating results, benefits and synergies of the transactions, future opportunities for the combined company and any other statements about future expectations, plans and prospects for Tetraphase. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that the transactions contemplated by the AcelRx Merger Agreement may not be completed in a timely manner, or at all, which may adversely affect Tetraphase’s business and the price of its common stock; the failure to satisfy all of the closing conditions of the transactions contemplated by the AcelRx Merger Agreement, including the approval of the AcelRx Merger Agreement by Tetraphase’s stockholders; the occurrence of any event, change or other circumstance that could give rise to the termination of the AcelRx Merger Agreement; the effect of the announcement or pendency of the transactions contemplated by the AcelRx Merger Agreement on Tetraphase’s business, operating results, and relationships with customers, suppliers, competitors and others; risks that the transactions contemplated by the AcelRx Merger Agreement may disrupt Tetraphase’s current plans and business operations; risks related to the diverting of management’s attention from Tetraphase’s ongoing business operations; the outcome of any legal proceedings that may be instituted against Tetraphase related to the AcelRx Merger Agreement or the transactions contemplated by the AcelRx Merger Agreement; risks relating to Tetraphase’s ability to successfully commercialize Xerava; concerns with or threats of, or the consequences of, pandemics, contagious diseases or health epidemics, including COVID-19; general economic and market conditions and the risk factors set forth under the caption “Risk Factors” in Tetraphase’s Quarterly Report on Form 10-Q for the period ended March 31, 2020 filed with the SEC on May 7, 2020 and in any other subsequent filings made by Tetraphase with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and Tetraphase specifically disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Media and Investor Contact:

Argot Partners

Maeve Conneighton

212-600-1902

maeve@argotpartners.com